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                            December 22, 2021

       Xiong Luo
       Chief Executive Officer
       Sino Green Land Corp.
       No. 3 & 5 , Jalan Hi Tech 7/7 , Kawasan Perindustrian Hi Tech 7 43500 Semenyih, Selangor, Malaysia

                                                        Re: Sino Green Land
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed December 8,
2021
                                                            File No. 000-53208

       Dear Mr. Luo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form 10-12G filed December 8, 2021

       Item 1A. Risk Factors
       "Our shares may be delisted under the Holding Foreign Companies Accountable Act if the
       PCAOB . . . ", page 13

   1.                                                   We note your new risk
factor in response to comment 1. In addition:

                                                              Please revise to
acknowledge that the SEC recently adopted amendments on
                                                            December 2, 2021 to
finalize rules implementing the submission and disclosure
                                                            requirements in the
Holding Foreign Companies Accountable Act and summarize the
                                                            content of those
rules and how they might apply to you, if, for example, the company switched to using a
PRC-based auditing firm. In this regard, we note that your
                                                            disclosure
references the rules adopted on March 24, 2021 as the latest update regarding the
Holding Foreign Companies Accountable Act.
 Xiong Luo
Sino Green Land Corp.
December 22, 2021
Page 2

             We note your disclosure that "you are not aware of any reasons to believe or conclude that Centurion would not permit an inspection . . . ."
Please revise your
           disclosure to also discuss the risk that that the PCAOB may be unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

             We note your disclosure that there is uncertainty with respect to "possible regulation
           [by the SEC] in addition to the requirements of the HFCA Act," and that "[s]uch uncertainty could cause the market price of [y]our shares to be materially and adversely affected, and [y]our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the
           HFCA Act." Please revise your disclosure to also discuss the risk that lack of inspection (as further described in the preceding bullet point) could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable
           Act and as a result an exchange may determine to delist your securities.

             Please remove your reference to NASDAQ or explain why NASDAQ is a regulatory authority applicable to you, in light of your disclosure that your common stock is currently quoted on the OTC market.

             Last, please remove your reference to "this proxy statement" and instead refer to this registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if
you have any questions.



                                                            Sincerely,
FirstName LastNameXiong Luo
                                                            Division of
Corporation Finance
Comapany NameSino Green Land Corp.
                                                            Office of Trade &
Services
December 22, 2021 Page 2
cc:       Jackson Morris
FirstName LastName